COASTAL PACIFIC UNDERTAKES SITE VISIT AND FULFILLS SECOND OBLIGATION ON THE SANTA RITA PROPERTY

CALGARY, Alberta, December 16, 2010 - Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, announced today that following the successful Property visit in early December by the Company’s Geologist, it has determined to proceed with fulfilling the next obligation under its Santa Rita Property Option Agreement (“Agreement”).

Mr. Rick Walker, B.Sc., M.Sc., P.Geo., a Geoscientist and Qualified Person as defined by NI 43-101, the Company’s Geologist, recently completed an onsite visit and initial analysis of the Santa Rita Property (the “Property”) in Peru. The general conclusion reached by Mr. Walker is that the Property is highly prospective for the polymetallic Ag-Pb-Zn manto and / vein style mineralization based on the below Preliminary Interpretations.  Further work is strongly recommended on the Property to thoroughly evaluate the mineral potential.

Further to this recommendation, the Company has made the next required payment of $100,000 under the Agreement, which places the Company current in its Optionor payment obligations on the Property through to November 2011.

Mr. Joseph Bucci, President of Coastal Pacific, commented “We are certainly pleased with the outcome of Mr. Walker’s first direct analysis of the Property, which has served to reinforce our belief in the merits of further investing in this Property, and in pursuing the first phase of the exploration work program as previously planned.”

The Preliminary Interpretations, based on prior work programs and the results of the Property visit, are as follows:

-	The Property tenure has been confirmed, both with regard to location and ownership;
-	Regionally, there is visual evidence of both alteration (iron staining and/clay alteration) and mining operations, suggesting mineral potential on a regional basis;
-	There is structural deformation documented on the Property, both may be conducive to mineral potential, within veins, anticlines / synclines and / or faults;
-	Alteration has been previously documented on the Property, both iron staining and dolomitization, particularly in association with low grade manto sytle mineralization;
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High grade Ag-Pb-Zn values for both vein and manto-style mineralization have been previously documented on the Property, with a significant surface trace documented for an exposed manto horizon within the Jumasha Formation;

-	Up to six mineralized veins have been previously documented on the Property, having potential to intersect the mineralized manto horizon, and;
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Limited ICP data is interpreted to suggest a possible magmatic signature to mineralization which, in turn, may suggest highly speculative potential for magmatic styles of mineralization (i.e. skarns, porphyries, intrusion-related gold, etc.)

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation rock which may continue at depth.  The Jumasha Formation is important in central Peru for its large volume skarn deposit potential.

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo. and Qualified Person as defined by NI 43-101.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

No statement in this release is to be construed as the Company representing that there are actual or potential reserves presently identified on the Property.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.